UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRIVATEBANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
742962 10 3
(CUSIP Number)
Collin E. Roche
GTCR Golder Rauner II, L.L.C.
6100 Sears Tower
Chicago, Illinois 60606-6402
(312) 382-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
COPY TO:
Dennis M. Myers, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

June 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GTCR Fund IX/A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,411,561

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,411,561

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,411,561

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.93%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* In connection with a public offering of 4,000,000 shares of the Issuer’s Common Stock, the underwriters to the offering have an over allotment option to purchase an additional 600,000 shares of Common Stock. The underwriters have 30 days from June 5, 2008, to exercise the option. If the underwriters exercise the over allotment option in full, then this percentage will be 9.76%.

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GTCR Partners IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,980,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,980,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,980,395

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.49%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* In connection with a public offering of 4,000,000 shares of the Issuer’s Common Stock, the underwriters to the offering have an over allotment option to purchase an additional 600,000 shares of Common Stock. The underwriters have 30 days from June 5, 2008, to exercise the option. If the underwriters exercise the over allotment option in full, then this percentage will be 11.30%.

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GTCR Golder Rauner II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,006,070

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,006,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,006,070

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.56%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* In connection with a public offering of 4,000,000 shares of the Issuer’s Common Stock, the underwriters to the offering have an over allotment option to purchase an additional 600,000 shares of Common Stock. The underwriters have 30 days from June 5, 2008, to exercise the option. If the underwriters exercise the over allotment option in full, then this percentage will be 11.36%.

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GTCR FUND IX/B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		568,834

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		568,834

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	568,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.73%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* In connection with a public offering of 4,000,000 shares of the Issuer’s Common Stock, the underwriters to the offering have an over allotment option to purchase an additional 600,000 shares of Common Stock. The underwriters have 30 days from June 5, 2008, to exercise the option. If the underwriters exercise the over allotment option in full, then this percentage will be 1.69%.

CUSIP No.	742962 10 3	13D

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GTCR CO-INVEST III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		25,675

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,675

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,675

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.08%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* In connection with a public offering of 4,000,000 shares of the Issuer’s Common Stock, the underwriters to the offering have an over allotment option to purchase an additional 600,000 shares of Common Stock. The underwriters have 30 days from June 5, 2008, to exercise the option. If the underwriters exercise the over allotment option in full, then this percentage will be 0.08%.

     The Statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on December 18, 2007 by the persons named therein is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.
     Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended by deleting the existing Item 2 in its entirety and replacing it as follows:
     Pursuant to a stock purchase agreement, dated November 26, 2007, between the Issuer, the GTCR Funds and other purchasers (the “Stock Purchase Agreement”), the GTCR Funds acquired an aggregate of 2,055,033 shares of Common Stock and 1,428.074 shares of Preferred Stock for an aggregate purchase price of $100,000,001.97. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     Pursuant to a stock purchase agreement, dated June 10, 2008, between the Issuer and the GTCR Funds (the “Preferred Stock Purchase Agreement”), the GTCR Funds acquired an aggregate 522.963 shares of Preferred Stock for an aggregate purchase price of $17,069,512.32. The GTCR Funds’ source of funds was capital contributions from the partners of the GTCR Funds.
     A copy of the Stock Purchase Agreement and of the Preferred Stock Purchase Agreement is filed as an exhibit hereto and is incorporated herein by reference. The summary of these agreements and the agreements referred to elsewhere in this Statement and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements and documents.
     Item 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:
     (a) As of the date hereof, each share of Preferred Stock is convertible into 1,000 shares of Common Stock. The following information is as of the date hereof and assumes there are 32,698,221 shares of Common Stock outstanding. In the event the underwriters exercise their over allotment option in full, the number of shares outstanding would increase to 33,298,221.
     By virtue of its beneficial ownership of 1,661.499 shares of Preferred stock (assuming conversion of all such 1,661.499 shares of Preferred Stock into 1,661,499 shares of Common Stock) and 1,750,062 shares of Common Stock, Fund IX/A is the direct beneficial owner of 3,411,561 shares of Common Stock, or approximately 9.93% of the Common Stock outstanding as of the date of this Statement. If the underwriters exercise the over allotment option in full, then this percentage will be 9.76%.
     By virtue of its beneficial ownership of 277.034 shares of Preferred stock (assuming conversion of all such 277.034 shares of Preferred Stock into 277,034 shares of Common Stock) and 291,800 shares of Common Stock, Fund IX/B is the direct beneficial owner of 568,834 shares of Common Stock, or approximately 1.73% of the Common Stock outstanding as of the date of this Statement. If the underwriters exercise the over allotment option in full, then this percentage will be 1.69%.
     Partners IX, as the sole general partner of Fund IX/A and Fund IX/B, may be deemed to possess indirect beneficial ownership of the 3,980,395 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B (assuming conversion of all of the shares of Preferred Stock held by Fund IX/A and Fund IX/B into Common Stock), which represents approximately 11.49% of the Common Stock as of the date of this Statement. If the underwriters exercise the over allotment option in full, then this percentage will be 11.30%. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A and Fund IX/B.
     By virtue of its beneficial ownership of 12.504 shares of Preferred stock (assuming conversion of all such 12.504 shares of Preferred Stock into 12,504 shares of Common Stock) and 13,171 shares of Common Stock, Co-Invest is the direct beneficial owner of 25,675 shares of Common Stock, or approximately 0.08% of the Common Stock as of the date of this Statement. If the underwriters exercise the over allotment option in full, then this percentage will be 0.08%.
     GTCR, as the sole general partner of Co-Invest and Partners IX, may be deemed to possess indirect beneficial ownership of the 4,006,070 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B and Co-Invest (assuming conversion of all of the shares of Preferred Stock held by Fund IX/A, Fund IX/B and Co-Invest into Common Stock), which represents approximately 11.56% of the Common Stock as of the date of this Statement. If the underwriters exercise the over allotment option in full, then this percentage will be 11.36%. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by Fund IX/A, Fund IX/B and Co-Invest.
     (b) The following information assumes (a) conversion of the 1,661.499 shares of Preferred Stock held by Fund IX/A into 1,661,499 shares of Common Stock; (b) conversion of the 277.034 shares of Preferred Stock held by Fund IX/B into 277,034 shares of Common Stock; and (c) conversion of the 12.504 shares of Preferred Stock held by Co-Invest into 12,504 shares of Common Stock.
     Fund IX/A has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 3,411,561 shares of Common Stock. Fund IX/B has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 568,834 shares of Common Stock. Co-Invest has sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 25,675 shares of Common Stock.
     By virtue of the relationship among Fund IX/A, Fund IX/B and Partners IX described in Item 2, Partners IX may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 3,980,395 shares of Common Stock beneficially owned in the aggregate by Fund IX/A and Fund IX/B. By virtue of the relationship among Fund IX/A, Fund IX/B, Partners IX, Co-Invest and GTCR described in Item 2, GTCR may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 4,006,070 shares of Common Stock beneficially owned in the aggregate by Fund IX/A, Fund IX/B and Co-Invest.
     The filing of this Statement by Partners IX and GTCR shall not be construed as an admission that any of such parties is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.
     (c) Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this Statement, has effected any transactions in the Common Stock during the past 60 days.
     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.
     (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended by deleting the existing Item 6 in its entirety and replacing it as follows:
     Reference is made to the responses to Items 1, 2, 3, 4 and 5 of this Statement, which is incorporated by reference in response to this Item.
     Pursuant to the Stock Purchase Agreement, the Issuer agreed to appoint to its board of directors a person nominated by the GTCR Funds, who initially is Collin E. Roche. The GTCR Funds continue to have the right to maintain their designee on the Board so long as the GTCR Funds continue to own at least 50% of the securities issued to the GTCR Funds and other purchasers pursuant to the Stock Purchase Agreement. In the event that the GTCR Funds do not have a designee on the Board but hold at least 4.9% of the outstanding Common Stock (calculated assuming conversion of the Preferred Stock), the GTCR Funds will be entitled to designate an individual to attend, but not vote at, all meetings of the Board and to receive all materials distributed to the members of the Board. The Stock Purchase Agreement provides also that the GTCR Funds may not, without the consent of the Issuer, acquire stock of the Issuer such that the aggregate number of shares held by the GTCR Funds would exceed 14.9% of the Issuer’s voting stock. The GTCR Funds agreed further, subject to certain exceptions, not to sell, transfer or otherwise dispose of, or enter into any hedging transaction with respect to, the shares of Common Stock acquired pursuant to the Purchase Agreement (including any shares of Common Stock resulting from conversion of Preferred Stock) for a period of one year with respect to 50% of such shares and a period to two years with respect to the remaining 50% of such shares. The Issuer paid the out-of-pocket fees and expenses incurred by the GTCR Funds in connection with the Stock Purchase Agreement, up to $1.0 million.
     The GTCR Funds, the Issuer and other investors of the Issuer are parties to a Preemptive and Registration Rights Agreement, dated as of December 11, 2007 (the “Registration Agreement”), which, subject to certain conditions and limitations, include, among others, the following provisions. This agreement grants to Fund IX/A, so long as Fund IX/A and its affiliates continue to hold 25% of the of the Common Stock acquired by the GTCR Funds pursuant to the Stock Purchase Agreement (calculated by counting the Preferred Stock as if it had been converted to Common Stock), or if Fund IX/A and its affiliates do not hold such amount, the holders of 50% of the Registrable Securities, the right, at any time after December 11, 2008, to demand that the Issuer file a registration statement with the Commission. Such registration statement must register for sale at least 25% (or a lower percentage if the aggregate net offering price exceeds $50,000,000) of the Common Stock then outstanding which has not been registered and which was (a) issued pursuant to the Stock Purchase Agreement, (b) issued in respect of any shares of Common Stock or Preferred Stock issued pursuant to the Stock Purchase Agreement and (c) otherwise acquired by GTCR Funds and the other investors party to the Registration Agreement. The shares of Common Stock referred to in (a), (b) and (c) are collectively referred to herein as the “Registrable Securities.” The Registration Agreement also requires the Issuer to file with the Commission, within nine months of the date of the Registration Agreement, a shelf registration statement, which, once it is declared effective by the Commission, Fund IX/A or the holders of 50% of the Registrable Securities may draw down upon an unlimited number of times to register for resale at least 25% of the Registrable Securities (or a lower percentage if the aggregate net offering price exceeds $25,000,000). The GTCR Funds and the other investors party to the Registration Agreement have also the right to include their Registrable Securities on other registration statements filed by the Issuer with the Commission. The Issuer agreed to use its commercially reasonable efforts or, in certain circumstances, its reasonable best efforts to have any of the registration statements described above declared effective by the Commission, to cause such registration statements to remain effective for certain periods, to indemnify the holders of Registrable Securities in certain circumstances and to pay certain expenses related to the registrations described above. The Registration Agreement prohibits the Issuer from granting to any other person or entity the right to request, or to include securities other than Common Stock in, a demand registration. The Registration Agreement also grants the holders of Registrable Securities (including GTCR IX/A and its affiliates) the right to participate in certain registered public offerings of the Issuer’s securities, whether offered by the Company or its stockholders.
     The Registration Agreement requires also that, so long as Fund IX/A and its affiliates maintain a beneficial ownership greater than 5.0% of the outstanding Common Stock of the Issuer (calculated assuming conversion of the Preferred Stock), in the event the Issuer makes an equity offering of Common Stock (other than in certain circumstances primarily related to compensation plans and acquisitions) for cash (“Qualified Equity Offering”), the Issuer must afford Fund IX/A and its affiliates the right to acquire Common Stock or Preferred Stock from the Issuer on the same terms as in such Qualified Equity Offering. Fund IX/A and its affiliates may purchase in such Qualified Equity Offering shares of Common Stock or Preferred Stock such that the aggregate percentage beneficial ownership of Common Stock of Fund IX/A and its affiliates before such offering is unchanged following such offering. The public offering of 4,000,000 shares of Common Stock on June 5, 2008 was a Qualified Equity Offering, in connection with which the GTCR Funds and the Issuer entered into the Preferred Stock Purchase Agreement, described below. A copy of the Registration Agreement has been filed as an exhibit hereto and is incorporated herein by reference.
     In connection with the Stock Purchase Agreement, the GTCR Funds and the Issuer also entered into a Side Letter Agreement, dated as of November 26, 2007 (the “Side Letter Agreement”), whereby the parties confirmed their understanding and agreement regarding certain matters relating to the transactions contemplated by the Stock Purchase Agreement and the Registration Agreement. A copy of the Side Letter Agreement has been filed as an exhibit hereto and is incorporated herein by reference.
     Pursuant to the Preferred Stock Purchase Agreement, the GTCR Funds continue to have the right to maintain their designee on the Board so long as the GTCR Funds continue to own, directly or indirectly, at least 1,741,553 shares of the Common Stock (assuming conversion of all Preferred Stock).

     Item 7. Material to be filed as Exhibits.
     Item 7 of the Statement is hereby amended by adding the following immediately after the last paragraph thereof:

Exhibit 7	Stock Purchase Agreement, dated as of June 10, 2008, among PrivateBancorp, Inc., GTCR Fund IX/A, L.P., GTCR Fund IX/B, L.P. and GTCR Co-Invest III, L.P., incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PrivateBancorp, Inc. on June 11, 2008.

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 13, 2008

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/B, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR CO-INVEST III, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

SCHEDULE A
     GTCR is managed through a five-person members committee, consisting of Messrs. Philip A. Canfield, David A. Donnini, Joseph P. Nolan,
Bruce V. Rauner and Collin E. Roche, who is a director of the Issuer. Decisions of the members committee with respect to the voting and disposition of the shares of Common Stock and Preferred Stock are made by a vote of a majority of its members, and, as a result, no single member of the members committee has voting or dispositive authority over such shares. Each of Messrs. Canfield, Donnini, Nolan, Rauner, Roche, along with Messrs. Craig A. Bondy, Barry R. Dunn, Vincent J. Hemmer, David S. Katz and Constantine S. Mihas, is a principal of GTCR, and each of them disclaims beneficial ownership of the shares held by the GTCR Funds, except to the extent of his proportionate pecuniary interest in such shares.
     The principal occupation of each of the individuals listed on this Schedule A is serving as a principal and member of GTCR. Each of the individuals listed on this Schedule A is a citizen of the United States, and the business address of each such individual is GTCR Golder Rauner II, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.
     The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: June 13, 2008

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/B, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR CO-INVEST III, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Dennis M. Myers, P.C.

Name:	Dennis M. Myers, P.C.
Its:	Attorney-in-Fact